Exhibit 03

                               ESSENTIAL FACT FORM

                               OVERSEAS BOND ISSUE

1.00 IDENTIFICATION OF ISSUER

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           1.1    Name                    ENERSIS S.A., acting through its
                                          Agency in the Cayman Islands
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           1.2    Trade name
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           1.3    Tax I.D. No.            94.271.000-3
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           1.4    No. Inscription in      0175
                  Securities Register     ------------

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           1.5    Address                 Santa Rosa 76, Piso 17, Santiago,
                                          Chile
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           1.6    Telephone               (56-2) 353 4617
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           1.7    Activity and Business

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                  The company is engaged in the exploration, development,
                  operation, distribution, transformation and/or sale of energy in any form or of any nature, directly or through other companies as well as in telecommunications activities and engineering consultancy

                  Its object is also to invest and manage its investments in its subsidiary and related companies involved in the generation, transmission, distribution or sale of electric power, whose activities correspond to any of the following: (1) energy in any form o

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2.0   THIS COMMUNIATION IS ISSUED IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE
      9, ITEM 2 OF ARTICLE 10 OF LAW No. 18.045, AND INVOLVES AN ESSENTIAL FACT REGARDING THE COMPANY, ITS BUSINESS, ITS SECURITIES OFFERED TO THE PUBLIC AND/OR OFFERED BY IT, WHICHEVER THE

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3.0   CHARACTERISTICS OF THE ISSUE

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             3.1  Currency of denomination    UNITED STATES DOLLARS
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             3.2  Total amount of issue       USD 350,000,000
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             3.3  Bearer / To order           TO ORDER
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             3.4  Series

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           3.4.1  Amount of the series        US$ 350,000,000
                                              -------------------

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           3.4.2  No. of Bonds                350,000
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           3.4.3  Nominal value of bond       US$ 1,000
                                              -------------------

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           3.4.4  Readjustment rate           IN DOLLARS
                                              -------------------

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           3.4.5  Interest rate               7.375%
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           3.4.6  Date of issue               NOVEMBER 24, 2003
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           3.4.7  For each series, complete the following development table:

                  See table on next page

             3.5  Security

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                                              Yes            No   X
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           3.5.1. Types and amounts of security

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             3.6  Extraordinary amortization

                                                  -----         -----
                                              Yes            No   X
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           3.6.1  Procedures and dates:

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4.0   OFFER:

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                  Public          Private   X     in USA and Europe
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5.0   COUNTRY OF PLACEMENT

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             5.1  Name                  United States and Europe
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             5.2  Rules to obtain authorization to deal

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                  Rule 144 A and Regulation S of the Securities Act of 1933 of
                  the USA.
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6.0   INFORMATION TO BE SUPPLIED

             6.1  To future bearers of bonds

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                  Public information on Financial Statements and Annual Report on Form 20-F, with a note on the reconciliation with US GAAP, reports that the Company provides to the SEC (Securities and Exchange Commission).
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             6.2  To future representatives of the bearers of bonds

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                  Public information on Financial Statements and Annual Report on Form 20-F, with a note on the reconciliation with US GAAP, reports that the Company provides to the SEC (Securities and Exchange Commission).
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7.0   ISSUE CONTRACT

             7.1  General Characeristics

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                  Bonds issued without guarantee, 144A market standards with the right to be subsequently registered with the SEC.
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             7.2  Rights and obligations of the bearers of the bonds

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                  Standard rights with no obligations that differ from those of the bearers of other Yankee Bond issues by the Company.
                  -   Transfer the bonds in accordance with the Indenture
                  -   Demand financial information from the Company
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8.0   OTHER IMPORTANT INFORMATION

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      Electronic bonds with no physical format, to be listed on the Luxembourg
      Stock Exchange. The funds are to be utilized to partially prepay the syndicated loan.
      Entities acting as Paying Agent, Trustee and initial acquirers.
      Paying Agent: JP Morgan Chase Bank
      Trustee: JP Morgan Chase
      Initial acquirers:  Banco Bilbao Vizcaya Argentaria S.A.
                          Deutsche Bank Securities
                          Santander Central Hispano
                          Banca IMI
                          Caja Madrid
                          Tokyo-Mitsubishi International plc
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9.0   DECLARATION OF RESPONSIBILITY

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      Mario Valcarce D.     GENERAL MANAGER      5.850.972-8
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           Name                Position              I.D.           Signed

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